ACCELERATED ACQUISITIONS XII, INC.
c/o Accelerated Venture Partners
1840 Gateway Dr. Suite 200
Foster City, CA 94404
(650) 378-1232 Fax: (650) 378-1399
tneher@accelvp.com

  January 18, 2010

  VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re:	Accelerated Acquisitions XII, Inc. (the “Company”)
Registration Statement on Form 10
File No. 000-54062
Filed on July 29, 2010

  Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated August 26, 2010 addressed to Mr. Timothy Neher, the Company’s President, Secretary and Treasures, with respect to the Company’s filing of its Registration Statement on Form 10.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form 10 have been referenced.

Cover Page

    1. Please revise to provide the box that indicates you are a smaller reporting company and check this box accordingly.

COMPANY RESPONSE

We apologize for the oversight and have provided the box checked indicating we are a smaller reporting company.

Division of Corporate Finance
January 18, 2011

General

    2.  Please note that the Form 10 goes effective 60 days after the date it was filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

 COMPANY RESPONSE

 Duly noted, the Company is fully compliant with SEC reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.

   3.  We note you have only one officer and director, Mr. Timothy Neher. Revise you document to refer to him by name rather than to "officers" or "management."

COMPANY RESPONSE

We apologize for the oversight and have revised the document accordingly.

   4.   Please revise to include page numbers.

COMPANY RESPONSE

    We apologize for the oversight and have revised the document accordingly.

Item 1. Business, page 2

   5.   We note that, although you intend to pursue a business combination, you have not had any discussions with any target companies. Please revise to provide more information on how you intend to successfully solicit a business combination, including whether you intend to solicit persons who have a relationship with the company’s promoters or management. Also, because Mr. Neher and Accelerated Venture Partners, LLC have been involved with other blank check companies, discuss whether there are specific methods of solicitation that have been successful in the past and how Mr. Neher intends to apply these methods to this company.

COMPANY RESPONSE

We have revised the disclosure beginning on page 3 to provide more information on how we intend to successfully solicit a business combination it includes how Accelerated Venture Partners, LLC “Accelerated” may assist the Company with consultants and other successfully proven methods of securing a business combination that Mr. Neher and Accelerated have used in the past.

Division of Corporate Finance
January 18, 2011

However, there has been no single successful method of solicitation used in the past, only a combination of different methods resulted in a business combination, further disclosed, there is no assurance that Accelerate or Registrant will locate a target company for a business combination.

        6.   Please add a separately captioned section that discusses the negative aspects of becoming a reporting company through a business combination with a reporting shell company For example, discuss the general prohibition on the resale of restricted securities initially issued by you, both before and after an initial business combination, unless specific conditions are met including the conditions under Rule 144(i).

COMPANY RESPONSE

We have added a separately captioned section on page 4 “Aspects of a Reporting Company” that discusses the negative aspects of becoming a reporting company through a business combination with a reporting shell company. We disclose that the Company will incur significant legal and accounting costs in connection with the acquisition of a business opportunity including the costs of preparing post-effective amendments, Forms 8-K, agreements and related reports and documents. We also disclose that our shares of common stock are not registered under the securities laws of any state or other jurisdiction, and accordingly there is no public trading market for our common stock. Further, no public trading market is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and the Company thereafter files a registration statement under the Securities Act.

        7.   Please add a separately captioned section that discusses the detriments or challenges of being a public reporting company.

COMPANY RESPONSE

We have added a separately captioned section on page 5 “Challenges of a Public Reporting Company” that discusses the challenges of being a public reporting company. The disclosure includes the responsibility of the CEO and CFO of every public company being required to personally stand behind financial statements and other documents. They must personally certify several aspects of the company's disclosure including the integrity of interim and annual filings, design and evaluation, and disclosure of conclusions as to the effectiveness, of disclosure controls and procedures and design of, and disclosure of material changes in, internal control over financial reporting.

       8.  Please revise to discuss how compensation to be received by Mr. Neher, Accelerated Venture Partners, LLC, other affiliates, or the company will affect the decision to proceed with a business combination. Discuss what role compensation has played in the past in analyzing business combinations with prior blank check companies with which Mr. Neher has been involved.

Division of Corporate Finance
January 18, 2011

COMPANY RESPONSE

 We have revised the disclosure in the fifth paragraph on page 3 to include that, In the evaluation of potential target companies the Company will ensure that the target company has the necessary cash resources to meet per determined obligations that may be different from time to time to become a public company and continue reporting as required by the SEC. These obligations include compensation to be received by Accelerated Venture Partners, LLC, Mr. Neher, other affiliates, the company, ongoing legal fees, audit fees and filing fees.  The financial capabilities of the target company have affected the decisions of a business combination for blank check companies Mr. Neher has been involved in the past and will affect the decision to precede with a business combination with the Registrant.

    9.  We note your disclosure on page 5 regarding the criteria listed (a) through (h) upon which you will analyze a potential business combination. However, your discussion that no one criterion is controlling, that management will attempt to analyze all factors and circumstances, and that potential combinations may occur in different industries or with companies in various stages of development is too vague and general. For instance, we note Accelerated Venture Partners, LLC recently engaged in transactions relating to Accelerated Acquisitions I, Inc., Accelerated Acquisitions II, Inc., and Accelerated Acquisitions III, Inc., and Accelerated Acquisitions V, Inc. and some of these successor entities are involved in mining or business processes. In light of these transactions, please provide a more robust discussion of how you evaluate potential business combinations. Further, if your evaluation is based more upon the willingness and ability of another company to engage in a transaction with you rather than upon the industry or operations of that other company, so state.

COMPANY RESPONSE

We have revised our disclosure on page 6 to state that, “In applying the foregoing criteria, no one of which will be controlling, Nr. Neher will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. In the previous blank check companies Accelerated and Mr. Neher were involved with entered into business combinations with companies that were in unrelated sectors. The companies had complete business plans, completed product development and had products or services ready to launch into their respective markets with the necessary cash resources to continue as a public entity. Due to the Registrant's limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired”.

Division of Corporate Finance
January 18, 2011

    10. Please disclose, if true, that the company may engage in a transaction with a company  that would still be considered a shell company or a blank check company for purposes of Rule 144(i) and Rule 419 of Regulation C. Explain what this means.

COMPANY RESPONSE

 We have added disclosure in the second paragraph of page 6 that outlines Rule 144(i) and Rule 419, and that Mr. Neher, the sole officer, director and indirect beneficial shareholder has no intentions of engaging in any transactions with respect to the Company's Common Stock except in connection with or following a business combination resulting in the Company no longer being defined as a blank check issuer. Any transactions in our Common Stock by said shareholder will require compliance with the registration requirements under the Securities Act of 1933, as amended.

    11. Please explain why you are not required to deliver an annual report to security holders in light of the fact that you are registering your common stock under Section 12(g) of the Exchange Act and will be subject to the proxy rules, Williams Act, and Section 16 of the Exchange Act.

COMPANY RESPONSE

We have revised section (c) on page 7 “Reports to security holders” item (1) to reflect that Company will comply with all required disclosure needing to be distributed to security holders including the deliver an annual report when required under SEC regulation.

Form of Acquisition page 3

   12. In the fifth paragraph on page 3 you discuss different acquisition structures such as a statutory merger or other structures that do not require shareholder approval. We note you are a Delaware corporation. Reference and discuss the controlling legal authority to explain how an acquisition may be accomplished with or without the approval of stockholders and provide more details on how you will structure a transaction so that it does not require stockholder approval. To provide context, disclose how Mr. Neher and his affiliates have structured transactions with each of their other reporting shell companies and the reasons for choosing each step of those structures.

Division of Corporate Finance
January 18, 2011

COMPANY RESPONSE

 We have modified the disclosure now on page 7 to state that, “The Company anticipates that prior to consummating any acquisition or merger, the Company, if required by relevant state laws and regulations, will seek to have the transaction ratified by stockholders in the appropriate manner. Certain types of transactions may be entered into solely by Board of Directors approval without stockholder ratification. Under Delaware law, certain actions that would routinely be taken at a meeting of stockholders, may be taken by written consent of stockholders having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders. Thus, if stockholders holding a majority of the outstanding shares decide by written consent to consummate an acquisition or a merger, minority stockholders would not be given the opportunity to vote on the issue. If stockholder approval is required, the Board will have discretion to consummate the transaction by written consent if it is determined to be in the Company’s best interest to do so. Regardless of whether an acquisition or merger is ratified by Board action alone, by written consent or by holding a stockholders' meeting, the Company will provide to its stockholders complete disclosure documentation concerning the potential target including requisite financial statements. This information will be disseminated by proxy statement in the event a stockholders' meeting is held, or by an information statement if the action is taken by written consent”. Furthermore, neither Mr. Neher nor his affiliate Accelerated has ever completed a business combination without full shareholder and Board of Director approvals.

   13.  In the last paragraph on page 3 you state that your officers and director are engaged in outside business activities and will devote limited time to your business. Please discuss the outside business activities engaged in by Mr. Neher and quantify how many hours per week he intends to devote to this company. Revise your filing the appropriate places, such as the Risk Factor in the middle of page 5, to disclose how many hours per week he intends to devote to this company. Disclose that Mr. Neher concurrently filed four other Form 10 registration statements, identifying the companies, and identify all other companies where Mr. Neher is working or has a controlling interest.

COMPANY RESPONSE

We have revised the disclosure that is now on page 8 to state that, “We presently have no employees apart from Mr. Neher who is our sole officer, director and indirect beneficial shareholder. He is engaged in outside business activities that include being the president of Accelerated Venture Partners LLC, a private company. Mr. Neher is also president of Mikojo Inc. and Accelerated Acquisitions IV, Inc. both public reporting companies and filed four other form 10 registration statements on July 29, 2010 the same date as the Company for Accelerated Acquisitions X, Inc., XII, XIII and XIV where he is the sole officer and director.  Mr. Neher anticipates that he will devote an estimated eight hours a week to our business until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.” We have revised the document throughout accordingly.

Division of Corporate Finance
January 18, 2011

Risk Factors page 4

    14.  Please include risk factors that discuss:

• That you currently have no resources to evaluate a business combination and you are dependent on Mr. Neher for such funding,

COMPANY RESPONSE

We have included the risk factor on the top of page 9.

• That you will likely structure any business combination to not require shareholder approval,

COMPANY RESPONSE

We have deleted all disclosures regarding not needing shareholder or Board of Director approvals.

• That the current difficult economic climate may affect your ability to pursue a successful business combination,

COMPANY RESPONSE

We have included this on page 10 “The current difficult economic climate may affect our ability to pursue a successful business combination.

• That being a public reporting company involves risks and costs, with a discussion of what those risks and costs are,

COMPANY RESPONSE

We have included this on page 10. “There is no assurance that the Company will ever be profitable.

• The risk stated on page 14 regarding being able to conduct only one business combination, and

COMPANY RESPONSE

We have included this on page 14 “The Company will seek only one business combination and as such there is no diversification of investment.”

• The risks to investors if the company’s stock is considered a penny stock.

Division of Corporate Finance
January 18, 2011

COMPANY RESPONSE

We have included this on page 14 “Possible classification as a penny stock.”

An investment in the Company is highly speculative. .., page 4

   15.  Please revise to provide a discussion of this risk factor; you have only provided the heading.

COMPANY RESPONSE

We have included this as the second risk factor on page 8 “The nature of our operations is highly speculative and our success will depend to a great extent on the operations, financial condition and management of any business we acquire, and, accordingly,  even if we complete an acquisition, there is a consequent risk of loss of your investment.”

There may be conflicts of interest .... page 4

   16.  Please discuss in more detail the types of conflicts of interest that may give management an incentive to act adversely to the interests of stockholders of the company. Explain how you will handle a conflict of interest between management’s personal pecuniary interest and its fiduciary duty. Elaborate on the legal effects of violating fiduciary duties owed to shareholders and how you intend to handle these effects. Further, elaborate on the exact conflicts of interests that arise when Accelerated Venture Partners, LLC who is owned by management and the sole director of the company is a financial consultant to the company or an acquisition candidate or has some other role in a business combination. Explain how you intend to resolve these conflicts of interests.

COMPANY RESPONSE

We have modified the disclosure in the third risk factor now on page 8 “Conflicts of interest between the Company and its officer and director may impede the operational ability of the Company”  to discuss the types of conflict of interests that may arise and that we minimize the conflict of interest by Accelerated Venture Partners LLC and Mr. Neher by only engaging in consulting services with the company after a successful business combination has been completed and Mr. Neher has completely resigned from the company and Accelerated is a minority shareholder.

Division of Corporate Finance
January 18, 2011

There is currently no trading market for our common stock. .. page 6

   17.  Please revise the fourth sentence of this risk factor to discuss in more detail the resale restrictions under Rule 144(i) and explain that Accelerated Venture’s shares, both before and after an acquisition, may only be resold through registration under the Securities Act, Section 4(1) of the Securities Act, if available, for non—affiliates, or by meeting the conditions of Rule 144(i) promulgated under the Securities Act.

COMPANY RESPONSE

We have revised the second risk factor disclosure now on page 11 “There is currently no trading market for our common stock, and liquidity of shares of our common stock is limited” it now discloses that all of the company’s shares are subject to an effective registration statement with the SEC including Accelerated Venture Partners LLC shares before and after the business combination.

Our sole stockholder may engage in a transaction to cause the Company to repurchase its shares. .. page 7

   18.  Please revise the discussion under this risk factor to specifically reference how Accelerated Venture Partners, LLC transferred its controlling interests in Accelerated Acquisitions I, Inc., Accelerated Acquisitions II, Inc., Accelerated Acquisitions III, Inc., and Accelerated Acquisitions V, Inc. Explain whether shareholders other than Accelerated Venture Partners would share pro—rata in the repurchase of shares. Revise to state that management in the past has always changed and it is extremely likely to change.

COMPANY RESPONSE

We have revised the discussion regarding the above as the first risk factor on page 13 that states, “In order to provide an interest in the Company to a third party, our sole stockholder Accelerated may choose to cause the Company to sell Company securities to one or more third parties, with the proceeds of such sale(s) being utilized by the Company to repurchase shares of common stock held by it. As a result of such transaction, our management, principal stockholder(s) and Board of Directors may change. Accelerated Venture Partners LCC has controlled blank check companies in the pass has transferred control of Accelerated Acquisition I, Inc, Accelerated Acquisition II, Inc,  Accelerated Acquisition III, Inc and Accelerated Acquisition V, Inc, through the sale of their stock and tendering of Accelerated shares. Management is the past mentioned transaction has always changed and it is extremely likely to change if the Company uses the same structure. Once the business combination is completed the Company may enter into a consulting agreement with Accelerated that may include stock options that could be repurchased by the company affecting only those shares issued to Accelerated.”  SEE “FINANCIAL INFORMATION” ITEM 2, FOR MORE INFORMAION ON ACCELERATED VENTURE PARTNERS PAST TRANSACTIONS

Division of Corporate Finance
January 18, 2011

We cannot assure you that following a business combination with an operating business our common stock will be listed on NASDAQ or any other securities exchange, page 8

   19.   To provide context, please disclose the material listing requirements of NASDAQ and discuss the likelihood that you would engage in a transaction with a company that would meet the listing requirements.

COMPANY RESPONSE

We have added disclosure is the second risk factor now on page 14 that includes the NASDAQ listing requirement and the likelihood of a business combination company meeting the requirements.

Item 2. Financial Information, page 9

    20.   Please revise to quantify the costs you anticipate incurring over the next 12 months for filing Exchange Act reports and consummating an acquisition. Provide the basis for your estimates.

COMPANY RESPONSE

We have revised the disclosure in Item 2. Financial Information now on page 15 to state, “The Company does not currently engage in any business activities that provide cash flow. The company anticipates that during the 12 months following the date of this registration statement, it will incur costs related to (i) filing reports as required by the Securities Exchange Acct of 1934, including accounting fee and (ii) payment of annual corporate fees.  It is anticipated that such expenses will not exceed $5,000 based on prior experience with blank check companies in the past. Although, Accelerated Venture Partners, LLC, has not set a limit on the amount of expenses it will pay on behalf of the Company.  Accelerated Venture Partners, LLC, will pay all expenses of the Company without repayment until such time as a business combination is effected.

    21.   Please add a section to specifically discuss how the current difficult economic climate could affect your goal of seeking a business combination. In this regard, highlight any trends, demands, uncertainties, or events that will affect your business goal. Refer to Item 303 of Regulation S-K.

Division of Corporate Finance
January 18, 2011

COMPANY RESPONSE

We have revised the disclosure on page 16 to discuss the current difficult economic climate that could affect the successful business combination.

   22.  We note your discussion in the first paragraph on page 10 regarding Accelerated Venture Partners, LLC. Please disclose that Accelerated Venture Partners is your sole shareholder. Also, disclose how Accelerated Venture Partners transferred its controlling interests in Accelerated Acquisitions I, Inc., Accelerated Acquisitions II, Inc., Accelerated Acquisitions III, Inc., and Accelerated Acquisitions V, Inc. Further, disclose how Accelerated Venture Partners continues to be affiliated with these entities and discuss any compensation structure it has with these entities.

COMPANY RESPONSE

We have added disclosure starting on page 17 stating that Accelerated Venture Partners LLC is the sole shareholder of the Company and the possible relationship the Company could be engaged in with Accelerated Venture Partners LLC. We have also included how Accelerated Venture Partners LLC transferred its controlling interest in Accelerated Acquisitions I, II, III, and V and the compensation structures it has with these entities in detail.

Liquidity and Capital Resources, page 10

   23.   Please revise to include a discussion of your auditor’s opinion about your ability to continue as a going concern.

COMPANY RESPONSE

We have revised the Liquidity and Capital Resources section now starting on page 19 to reflect our auditor’s opinion on our ability to continue as a going concern.

   24.   Please revise to disclose how you will pay the costs of your Exchange Act reporting requirements and seeking a business combination. Disclose whether Accelerated Venture Partners, LLC or Mr. Neher will provide such financing.

COMPANY RESPONSE

We have revised the disclosure now on page 15 ans 20 that states, “The Company anticipates that during the 12 months following the date of this registration statement, it will incur costs related to (i) filing reports as required by the Securities Exchange Acct of 1934, including accounting fee and (ii) payment of annual corporate fees.  It is anticipated that such expenses will not exceed $5,000 based on experience with blank check companies. Although, Accelerated has not set a limit on the amount of expenses it will pay on behalf of the Company.  Accelerated Venture Partners, LLC, will pay all expenses of the Company without repayment until such time as a business combination is effected.

Division of Corporate Finance
January 18, 2011

Item 5. Directors and Executive Officers, page 12

   25. In Mr. Neher’s biography, please identify which companies are reporting companies and which are non-reporting companies.

COMPANY RESPONSE

We have revised the biography on page 22 accordingly.

   26.  We note your table discloses Mr. Neher’s prior experience with blank check companies. In the "Pending Business Combinations" column, revise to disclose to whom the blank check company was transferred or the identity of the successor entity. Further, add the following information to the table:

• The consideration received by Accelerated Venture Partners, LLC for transferring its interests in the blank check companies (disclosing the value of the consideration),
• Any retained interest (including the value of the interest),
• Any affiliated or third party involvement, including any compensation structure for such affiliation or involvement (disclosing the value of the compensation),
• Whether the successor entities are currently reporting companies and, if so, whether they are timely in their reporting obligations, and
• Whether the successor entities have a public trading market for their securities.

COMPANY RESPONSE

We have modified the disclosure regarding “Prior Blank Check Company Experience” now on page 22 and have included disclosure regarding the entities Accelerated Acquisitions I, II, III and V were ransferred to. We have also included the consideration received by Accelerated Venture Partners LLC, value of consideration, affiliated or third party involvement, if successor entities are currently reporting companies, if they are timely in their reporting obligations and if the successor entities have a public trading market for their securities. Due to the amount of disclosure information requested on each company we have changed the format from table to full text in order to comply with the request. We have also added disclosure on page 23 regarding potential “Conflict of Interest” regarding Accelerated Acquisitions IV, X, XII, XIII and XIV that have yet to transferred through a business combination.

On behalf of the Company, we acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Division of Corporate Finance
January 18, 2011

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
ACCELERATED ACQUISITIONS XII, INC.

By: /s/ Timothy J. Neher
Timothy J. Neher